Exhibit 99.1
Volvo Makes Bid for Nissan Diesel

STOCKHOLM, Sweden—(BUSINESS WIRE)—Feb. 19, 2007—AB Volvo's Board of Directors has decided to make a public offer to acquire the Japanese truck manufacturer Nissan Diesel. The offer, which is supported by Nissan Diesel's Board of Directors, means that Volvo (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) offers JPY 540 in cash per share and the total value of Volvo's offer amounts to SEK 7.5 billion. Volvo already owns a 19% holding in Nissan Diesel and preference shares which can be converted to an additional 27.5%, after full dilution.

"With Volvo as owner, Nissan Diesel gains the resources and the financial stability needed to fully capitalize on the opportunities that a closer cooperation offers to both parties," says Volvo CEO Leif Johansson.

Volvo's offer for Nissan Diesel represents a premium of 32% based on the average prices during the past three months. The offer is open through March 23 and is not conditional upon a lowest level of acceptance, but is dependent on the necessary approvals from the anti-trust authorities. Volvo anticipates that payment can be made for acquired shares on or about March 29, 2007. If the offer for Nissan Diesel is implemented, Volvo will have paid a total of SEK 13 billion for all shares, corresponding to JPY 469 per share.

"Nissan Diesel's products and know-how represent a valuable complement to the Group's truck business," says Leif Johansson. "Nissan Diesel holds a solid position in Japan and the rest of Asia where the Volvo Group foresees substantial growth potential. A merger offers both parties even greater possibilities to learn and benefit from each other's know-how and resources."

"During our joint synergy study, great trust grew between the companies and I believe that the merger is the best alternative for Nissan Diesel's future," says Iwao Nakamura, President of Nissan Diesel.

Since Volvo's first purchase of shares in Nissan Diesel, Volvo's Deputy CEO Jorma Halonen was appointed Vice Chairman in Nissan Diesel's Board. Jorma Halonen sees major mutual advantages with an even closer cooperation.

"Nissan Diesel can benefit from the Volvo Group's resources and know-how, but Volvo can also benefit greatly from Nissan Diesel's experience of medium-heavy trucks and its expertise in, for example, hybrid technology," he says.

In 2005, Nissan Diesel sold approximately 42,000 trucks and buses. In Japan, Nissan Diesel holds a market share of about 24% in heavy trucks and 15% in the medium-heavy segment. Sales in 2005 amounted to about SEK 32.5 billion. The company has 8,900 employees.

The study of coordination possibilities carried out jointly by Volvo and Nissan Diesel identified synergies over five years of about EUR 200 M annually, slightly more than SEK 1.8 billion. The major portion of the integration gains is as a result of increased purchasing volumes, but positive effects also arise within product development, engines and drivelines. Other gains arise in that the companies have access to each other's dealer and service networks, primarily in Asia but also in other parts of the world.

Volvo assesses that the net interest-bearing debt in Nissan Diesel in accordance with IFRS amounts to about SEK 7.5 billion. Accordingly, at full consolidation Volvo's net financial position, including the purchase consideration, will decline by SEK 15 billion.

Nissan Diesel, key financial figures (see enclosed pdf version of press release) (http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=384389&fn=wkr0010.pdf)

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History

In March 2006, Volvo acquired 40 million shares in Nissan Diesel, corresponding to 13% of the votes and capital. In September of the same year, Volvo increased its ownership to 58.2 million shares corresponding to 19% of votes and capital. At the same time, Volvo purchased all 57.5 million preference shares in the company that through 2014 would be converted in stages and which in 2014 would provide Volvo with 46.5% of the votes and capital in the company, after full dilution.

However, as early as in April 2008, Volvo's ownership after conversion of preference shares would have increased to 41.9%.

Note on press and telephone conferences: Today there will be a press conference hosted by Volvo in Japan and later a Volvo press conference in Stockholm which will be webcast live. The Japanese press conference is today at 15.00 Japanese time (07.00 AM CET). Participating is: Jorma Halonen, Volvo deputy CEO and vice chairman Nissan Diesel and Iwao Nakamura, President of Nissan Diesel. Leif Johansson, President and CEO of Volvo will participate over the phone. For live listen-in service, please dial one of the numbers shown below. In order to provide adequate follow-up and security measures, please mention Passcode ("NISSAN DIESEL"). Also, you will be asked to give your full name, and company name.

Details on Japanese Press Conference NOTE: listen-in service only

In English: Japan +81-3-5539-7251 (password: Nissan Diesel) USA +1-210-795-0517 (password: Nissan Diesel) UK +44-20-7108-6387 (password: Nissan Diesel) Sweden +46-8-505-96-354 (password: Nissan Diesel)

In Japanese: Japan +81-3-5539-8133 (password: Nissan Diesel) The Volvo press conference in Stockholm starts today at 11.00 a.m. CET (19.00 Japanese time). The Volvo Group will be represented by Leif Johansson, Volvo CEO and President. Jorma Halonen, deputy CEO of Volvo and vice chairman of Nissan Diesel will be participating over the phone.

Details on Stockholm Press Conference NOTE: full live and phone Q&A possibility - English only. The conference will be webcast on www.volvo.com. To download the presentation, please go to www.volvo.com. For replay, please go to www.volvo.com (under"investors").

Time: 11.00 AM CET (19.00 Japanese time, 05.00 AM EST). Place: Polstjarnan Konferens, Sveavagen 77, Stockholm.

For participation over the phone, please dial (English only):  +46 (0)8 5352 6407 For replay phone service, please dial: +46 (0)8 5876 9441 (Pass code: 24 32 760#)

To download images go to http://www.volvo.com/group/global/en-gb/newsmedia/imagegallery/NewsImages/

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The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to more than 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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